October 5, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 1-10447

Dear Mr. Skinner:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 15, 2016 regarding our 2015 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. With respect to the Staff’s comments, we propose to include revised disclosures in our future filings under the Securities Exchange Act of 1934 as indicated below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 7

Proved Undeveloped Reserves, page 11

1.	The discussion provided on page 11 indicates you expect to develop approximately 60% to 70% of your PUD reserves over the next three years, of which 937.4 Bcfe have been drilled and are waiting on completion. Please clarify for us and expand your disclosure to explain why it appears that you have intentionally deferred completion of such wells.

Response

We note that at each year end we exit the period with a certain number of wells that have been drilled but remain uncompleted (DUC) that are classified as proved undeveloped (PUD) in accordance with Rule 4-10 (a)(31) of Regulation S-X due to the fact that additional major capital expenditures are required to complete the well. In accordance with our 2016 capital program, by the end of 2016 we expect to have completed and converted over 89% of our PUD reserves associated with our 2015 DUC inventory to developed status, with the remainder being completed in early 2017. As a result of a decrease in capital spending, the pace of our completion activities also decreased which resulted in a DUC well backlog as we exited 2015; however, we did not consider this backlog to be unusual as we had plans to complete these wells within a relatively short period of time of being drilled.

In response to the Staff’s comment, in future filings we will provide additional disclosure as to when we expect to complete our DUC inventory. For 2015, such disclosure under the heading “Proved Undeveloped Reserves” on page 11 of our 2015 Form 10-K would have read substantially as follows:

Proved Undeveloped Reserves

At December 31, 2015 we had 3,361.2 Bcfe of proved undeveloped (PUD) reserves associated with future development costs of $1.6 billion, which represents an increase of 462.9 Bcfe compared to December 31, 2014. We expect to develop approximately 60% to 70% of our PUD reserves over the next three years, of which 937.4 Bcfe are ~~have been~~ drilled but uncompleted (DUC) ~~and are waiting on completion~~. We expect to complete approximately 89% of our PUD reserves associated with our DUC wells by the end of 2016 and the remaining 11% in early 2017. Future development plans are reflective of the significant decrease in commodity prices and have been established based on an expectation of available cash flows from operations and availability under our revolving credit facility. As of December 31, 2015, all PUD reserves are expected to be developed within five years of initial disclosure of these reserves.

2.	You also state that your future development plans are reflective of the significant decrease in commodity prices. Please advise or expand your disclosure to clarify the extent to which the completion of any of your drilled but uncompleted wells awaits an improvement in current commodity prices.

Response

We note that none of our DUC inventory will be deferred until commodity prices improve. We are actively completing wells as part of our 2016 capital program and expect to have completed and converted over 89% of our PUD reserves associated with our 2015 DUC inventory by the end of 2016, with the remainder being completed in early 2017.

3.	Also clarify for us, if true, that the PUD reserves attributable to drilled wells that are waiting on completion are part of an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X. To the extent that any of these reserves will take more than five years to convert to developed status since initially disclosed as proved undeveloped reserves, please refer to the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time.

Response

We note that all of our DUC wells are part of an adopted development plan as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X. All DUC wells were drilled within the five year development window and as noted in our response to comments one and two above, we are actively completing these wells as part of our 2016 capital program and expect to have completed and converted over 89% of our PUD reserves associated with our 2015 DUC inventory by the end of 2016, with the remainder being completed in early 2017.

Exhibit 99.1

4.	We note the discussion provided on page 3 explains that the Company deemed the portion of the costs related to Company owned facilities and associated with the Company’s revenue interest gas as costs to be included in the computation of the future net revenues attributable to proved reserves. Please tell us if the computation relating to your proved reserves includes revenues or other adjustments, including offsets to your costs, related to the gathering or transmission of natural gas other than that in which the Company has a direct ownership.

Response

The computation of our future net cash flows associated with our proved reserves does not include revenues or other adjustments to offset costs related to gathering and transmission facilities for which we have a direct or indirect ownership interest or that are owned by third parties.

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Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer
Principal Accounting Officer Controller

cc:	Mr. John Hodgin, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Ms. Deidre L. Shearer, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Andrew J. Ericksen, Baker Botts L.L.P.
Mr. Douglas T. Parker, PricewaterhouseCoopers LLP